

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2015

Via E-mail
Matthew Killeen
Chief Executive Officer
Kore Resources Inc.
1101 Brickell Avenue, South Tower, 8th Floor
Miami, Florida 33131

> **Re: Kore Resources, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed January 21, 2015**
> **File No. 000-54977**

Dear Mr. Killeen:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01 Entry into a Material Definitive Agreement, page 2

1. We note from your response to comment one of our letter dated January 9, 2015 that Level Up Investments LLC was not a shareholder of WeedWeb prior to the Share Exchange Agreement. However you did not address the second part of the comment which we asked to revise to clarify the relationship between Mary Kay Tantum and Level Up Investments, LLC. Please revise to clarify the relationship between Mary Kay Tantum and Level Up Investments LLC, including a discussion of her ownership of Level Up Investments LLC, if any, prior to the Share Exchange Agreement. To the extent that Mary Kay Tantum did not own the majority ownership of Level Up Investments LLC, explain to us how the Share Exchange Agreement resulted in a reverse merger.

Description of Business, page 4

Introduction, page 4

Competitive Strengths, page 5

2. We also note your response to comment 1 and your revised disclosure that refers to major milestones in the next one to three months. Please revise here and page 17 to disclose the major milestones for the other categories of business activities (e.g., "Sponsored content licensing and distribution" and "Affiliate Product Sales") and quantify the approximate amount of funds necessary to achieve such milestones for the period during which you will require the $2,000,000 for working capital and capital expenditures referred to on page 12. Please also revise page 17 to clarify in quantitative and qualitative terms your short- and long-term liquidity needs taking into account the overall plan of operations.

Cash Flows, page 17

3. Please revise the line item, net cash consumed by operating activities for the amount of $(19,784), to net cash provided by operating activities for the amount of $19,784 to agree to your presentation in Statement of Cash Flow on page 34.

Statement of Operation, page 33

4. We note you presented $15,073 of total operating expenses for the period from April 22, 2014 (Inception) to June 30, 2014. We also note from your disclosures on pages 24 and 38 that Ms. Tantum paid operating expense for the Company for a total amount of $39,849 between April 22, 2014 and June 30, 2014. Please revise or clarify why you only presented $15,073 for the operating expenses in Statement of Operation.

Pro-Forma Consolidating Balance Sheets, page 39

5. We note your corrected roll-forward in response to comment four of our letter dated January 9, 2015. Please tell us why the accumulated deficit of $15,073 was not carried over to post-recap equity from WeedWeb, Inc. In addition, explain why the additional paid in capital was not reduced by the amount of 10 million shares of common stock acquired from WeedWeb, Inc.

You may contact Julie Marlowe, at (202) 551-5395, or Steve Lo, at (202) 551-3394, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329 or James Lopez, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Frederick C. Bauman, Esq.
    Bauman & Associates Law Firm